

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

Jonathan M. Collins
Executive Vice President and Chief Financial Officer
Clarivate Plc
70 St. Mary Axe
London EC3A 8BE
United Kingdom

      Re: Clarivate Plc
          Form 10-K for the fiscal year ended December 31, 2023
          File No. 001-38911

Dear Jonathan M. Collins:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Michael Easton